UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

THE MCCLATCHY COMPANY
(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
579489303
(CUSIP Number)
AUGUST 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579489303
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Chatham Asset Management, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	387,516*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	387,516*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 387,516*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 7.5%*
(12) Type of Reporting Person (See Instructions): IA

*Beneficial ownership percentage is based upon 5,179,542 shares of Class A common stock, $0.01 par value per share (“Common Stock”), of the McClatchy Company, a Delaware corporation (the “Company”), issued and outstanding as of July 28, 2017, based on information reported by the Company in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2017. Chatham Asset Management, LLC (“CAM”) is the investment manager to Chatham Asset High Yield Master Fund, Ltd., a Cayman Islands exempted company (“Chatham Master Fund”), and other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”), and Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”) is the managing member of CAM. As of the date hereof, Chatham Master Fund held 271,439 shares of Common Stock of the Company and the other affiliated funds held an aggregate of 116,077 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 387,516 shares of Common Stock of the Company held in the aggregate by the Chatham Funds, or approximately 7.5% of the shares of Common Stock of the Company deemed to be issued and outstanding as of the date hereof.

CUSIP NO. 579489303
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Anthony Melchiorre
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	387,516*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	387,516*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 387,516*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 7.5%*
(12) Type of Reporting Person (See Instructions): IN

*Beneficial ownership percentage is based upon 5,179,542 shares of Class A common stock, $0.01 par value per share (“Common Stock”), of the McClatchy Company, a Delaware corporation (the “Company”), issued and outstanding as of July 28, 2017, based on information reported by the Company in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2017. Chatham Asset Management, LLC (“CAM”) is the investment manager to Chatham Asset High Yield Master Fund, Ltd., a Cayman Islands exempted company (“Chatham Master Fund”), and other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”), and Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”) is the managing member of CAM. As of the date hereof, Chatham Master Fund held 271,439 shares of Common Stock of the Company and the other affiliated funds held an aggregate of 116,077 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, theMr. Melchiorre and CAM may be deemed to beneficially own the 387,516 shares of Common Stock of the Company held in the aggregate by the Chatham Funds, or approximately 7.5% of the shares of Common Stock of the Company deemed to be issued and outstanding as of the date hereof.

CUSIP NO. 579489303
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Chatham Asset High Yield Master Fund, Ltd.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	271,439*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	271,439*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 271,439*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 5.2%*
(12) Type of Reporting Person (See Instructions): CO

*Beneficial ownership percentage is based upon 5,179,542 shares of Class A common stock, $0.01 par value per share (“Common Stock”), of the McClatchy Company, a Delaware corporation (the “Company”), issued and outstanding as of July 28, 2017, based on information reported by the Company in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2017. As of the date hereof, Chatham Asset High Yield Master Fund, Ltd., a Cayman Islands exempted company held 271,439 shares of Common Stock of the Company.

Item 1(a). Name Of Issuer:
The McClatchy Company (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
2100 Q Street Sacramento, CA95852
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company that is the holder of 271,439 shares of Class A common stock, $0.01 par value per share (“Common Stock”), of the Company reported on this Schedule 13G, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”), that hold in the aggregate 116,077 shares of Common Stock of the Company reported on this Schedule 13G; (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, as the managing member of CAM (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”).

The 387,516 shares of Common Stock of the Company held in the aggregate by the Chatham Funds, which constitute approximately 7.5% of the shares of Common Stock of the Company deemed to be issued and outstanding as of the date hereof, may be deemed to be beneficially owned (x) indirectly by CAM, as the investment manager to the Chatham Funds, and (y) indirectly by Mr. Melchiorre, as the managing member of CAM.

As of the date hereof, Chatham Master Fund held 271,439 shares of Common Stock, constituting approximately 5.2% of the Common Stock deemed to be issued and outstanding as of the date hereof.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 26 Main Street, Suite 204, Chatham, NJ 07928.
Item 2(c). Citizenship:
CAM is organized under the laws of the State of Delaware. Mr. Melchiorre is a citizen of the United States. Chatham Master Fund is a Cayman Islands exempted company.
Item 2(d). Title of Class of Securities:
Class A Common Stock, $0.01 par value per share.
Item 2(e). CUSIP No.:
579489303
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of the CAM and Mr. Melchiorre is as follows:
(a) Amount Beneficially Owned:	387,516*
(b) Percent of Class:	7.5%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	387,516*
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	387,516*
(iv) shared power to dispose or to direct the disposition of:	0

As reported in the cover pages to this report, the ownership information with respect to Chatham Master Fund is as follows:
(a) Amount Beneficially Owned:	271,439*
(b) Percent of Class:	5.2%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	271,439*
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	271,439*
(iv) shared power to dispose or to direct the disposition of:	0

 * This Schedule 13G is being jointly filed by (i) CAM, a Delaware limited liability company and the investment manager to Chatham Master Fund, a Cayman Islands exempted company that is the holder of 271,439 shares of Common Stock of the Company, as reported on this Schedule 13G, and other affiliated funds that are the holders of an aggregate of 116,077 shares of Common Stock of the Company, as reported on this Schedule 13G; (ii) Chatham Master Fund; and (iii) Mr. Melchiorre, as the managing member of CAM.

The 387,516 shares of Common Stock of the Company held in the aggregate by the Chatham Funds, which constitute approximately 7.5% of the shares of Common Stock of the Company deemed to be issued and outstanding as of the date hereof, may be deemed to be beneficially owned (x) indirectly by CAM, as the investment manager to the Chatham Funds, and (y) indirectly by Mr. Melchiorre, as the managing member of CAM. The foregoing beneficial ownership percentage is based upon 5,179,542 shares of Common Stock of the Company, issued and outstanding as of as of July 28, 2017, based on information reported by the Company in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2017.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2017

CHATHAM ASSET MANAGEMENT, LLC

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC , its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre
Anthony Melchiorre

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement, dated as of October 3, 2017, by and among Chatham Asset Management, LLC, Anthony Melchiorre, and Chatham Asset High Yield Master Fund, Ltd.	11

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value per share, of the McClatchy Company, a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 3rd day of October, 2017.

CHATHAM ASSET MANAGEMENT, LLC

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC , its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre
Anthony Melchiorre